FORM 6-K Feb 4-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the period ended February 4, 2013

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE January 28, 2013
FIRST OPERATING PERMIT RECEIVED FOR PRAIRIE CREEK MINE WATER BOARD ISSUES LAND USE PERMIT FOR WINTER ROAD OPERATION

Vancouver, British Columbia, January 28, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to announce that the Mackenzie Valley Land and Water Board (“Water Board”), has issued a Land Use Permit for the establishment and operation of the winter road that will service an operating Prairie Creek Mine.

Land Use Permit MV2012F007 (“LUP”) has been issued for a period of five years commencing January 10, 2013, and permits the construction, maintenance, operation and use of the winter road connecting the Prairie Creek Mine to the Liard Highway. This permit allows the outbound transportation of the zinc and lead concentrates to be produced at the mine and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine. The newly issued road permit incorporates realignment of the original route which will improve access and further reduce potential environmental impact.

At the same time the Water Board also issued a Type “B” Water Licence (MV2012L1-0005), valid for a period of seven years commencing January 10, 2013, which permits the limited use of water and disposal of waste for road construction, maintenance, and operational activities.

This Land Use Permit and Water Licence apply to the portion of the winter road which is under the jurisdiction of the Water Board (Crown Land); in particular, 17 kilometres of road from the minesite to the point where the road enters Nahanni National Park Reserve and 80 kilometres of road from the eastern boundary of the Park to the Liard Highway.

Road Permitting Background

Canadian Zinc currently holds a valid Land Use Permit(LUP MV2003F0008) and a Type “B” Water Licence for the original winter road route, both on Crown land and within the Nahanni National Park Reserve (“NNPR”), for the purpose of rehabilitation, site clean-up and supply and which may be utilized to support the on-going exploration and development of the Prairie Creek project.

The newly granted permits upgrade the use and permitted activities in support of the actual operation of the Prairie Creek Mine. This will enable commencement of initial construction work on the road prior to the finalization and issue of the main mine operating permits and Class “A” Water Licence, which are currently in the final permitting stages.

The winter road was included in the previous environmental assessment conducted by the Mackenzie Valley Review Board which concluded December 8, 2011 and included all physical works and activities associated with the access road as part of the scope of development of the environmental assessment.

During the course of the Environmental Assessment the Review Board considered alterations and realignments to the road proposed by the Company, at the request of Nahanni Butte Dene Band and Parks Canada that was to further improve the road and reduce potential environmental impact. The Review Board in its Report of Environmental Assessment and Reasons for Decision on December 8, 2011, accepted that construction and use of the winter access road will not have significant adverse impacts on the land, the water or wildlife along its route provided the Company’s commitments are implemented.

Parks Canada Land Use Permits

Land use permits and water licences relating to the road that connects the Prairie Creek Mine to the Liard Highway, part of which passes over Crown land and part through the expanded NNPR, are multi-jurisdictional and the Company applied to both the Water Board and Parks Canada for these road related permits and licences.

In June 2009, Parks Canada issued Land Use Permit 2009 L02 for a period of three years to April 10, 2012 for the use of that portion of the road within NNPR and also issued Water Licence 2009 – W02 for a period to March 19, 2013 for the rehabilitation of that portion of the road within the Park. In July 2012 Parks Canada extended the original LUP L02 for the winter road for an additional term of two years to April 2014.

In February 2012, the Company and Parks Canada signed a renewed Memorandum of Understanding regarding the operation and development of the Prairie Creek Mine and the management of NNPR in which Parks Canada recognizes and respects the right of Canadian Zinc to develop the Prairie Creek Mine.

The Company has made separate applications to Parks Canada for a new LUP and water licence for the realigned route of the road within the Park and this permitting process is now in the advanced stages.

Further Information on Permitting

Further detailed information on all regulatory correspondence, documents and permits are posted on the Mackenzie Valley Land and Water Board website public registry at: http://www.mvlwb.ca/mv/registry.aspx under the various CZN permit application numbers.

About Canadian Zinc

Canadian Zinc is a Toronto-listed exploration and development company. The Company’s key project is the 100%-owned Prairie Creek zinc, silver and lead project located in the Northwest Territories, Canada. The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

A Pre-Feasibility study completed by SNC Lavalin in June 2012 indicates a pre-tax net present value (“NPV”) of $253 million using an 8% discount, with an internal rate of return (“IRR”) of 40.4% and payback period of 3 years using long-term metal price projections of $1.00/lb zinc, $1.00/lb lead and $26.00/oz. silver, based on the Mineral Reserve alone.

Canadian Zinc holds a 100% interest in the South Tally Pond VMS project, along with other property interests in central Newfoundland, through the Company’s acquisition of Paragon Minerals Corporation.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: February 4, 2013	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman